FILE No. 82-1824

04046868

REDCORP

RECEIVED **NEWS RELEASE** RECEIVED

November 15, 2004 News Release 04-23

2004 NOV 29 P 1:23

Release of Third Quarter Interim Financial Report

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the release of its quarterly report for the nine months ended September 30, 2004. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or the Company's website at www.redcorp-ventures.com.

SUPPL

Selected Financial Information:

The Company's expenditures in the first nine months of 2004 totalled $6,061,061 (2003 - $1,729,318) primarily related to expenditures by Redfern Resources Ltd, Redcorp's wholly-owned subsidiary, for exploration operations at the Tulsequah zinc-copper-silver-gold massive sulphide project in northern British Columbia.

The Company completed brokered and non-brokered private placement financings on July 16 and July 28, 2004, respectively which raised gross proceeds of $6,015,250 including $3,000,000 in flow-through share funds for the Tulsequah exploration program. Total net funds realized through the issuance of share capital in the first nine months of 2004, including option and warrant exercise, was $8,575,850 compared to $2,330,609 in the corresponding period of 2003.

In the nine month period ending September 30, 2004 the Company recorded a net loss of $5,971,182 compared to a loss of $1,647,293 in the corresponding period of 2003. Consolidated working capital at the end of the period was $3,419,493 (December 31, 2003 - $662,796).

The Company's subsidiary, Redfern Resources Ltd., continued a major drilling exploration program to upgrade the existing resources of the Tulsequah Chief massive sulphide deposit. Operations commenced on site in early April with three drilling rigs to complete approximately 27,000 meters of core drilling. That exploration program has recently been completed and data compilation is in progress. The program is designed to upgrade inferred resources to indicated category and prepare for completion of a new resource estimate compliant with national policy 43-101.

On November 1, 2004 the Company announced the acquisition of the Lagoa Salgada property in Portugal, which hosts polymetallic (copper-zinc-lead-silver-gold) massive sulphide mineralization and numerous gravity anomalies, prospective for the discovery of additional sulphide deposits.

Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com or by contacting the Company at (604) 669-4775.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775